As filed with the Securities and Exchange Commission on October 23, 2019

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 1

TO

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Prospect Capital Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.75% Senior Convertible Notes due 2020
(Title of Class of Securities)

74348TAQ5
(CUSIP Number of Class of Securities)

John F. Barry III
Prospect Capital Corporation
10 East 40th Street, 42nd Floor
New York, New York 10016
(212) 448-0702
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Michael K. Hoffman, Esq.
Michael J. Schwartz, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$40,260,000.00	$4,879.51

(1)
Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all $40,000,000 aggregate principal amount of the Company’s outstanding 4.75% Senior Convertible Notes due 2020 are purchased at the tender offer price of $1,006.50 per $1,000 principal amount of such notes.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2019, equals $121.20 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $4,879.51 Form or Registration No.: SC TO-I	Filing Party: Prospect Capital Corporation Date Filed: September 24, 2019
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

☒ Check the box if the filing is a final amendment reporting the results of the tender offer.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by Prospect Capital Corporation, a Maryland corporation (the “Company”), on September 24, 2019 (the “Schedule TO”), relating to the Company’s offer to purchase (the “Tender Offer”) up to $40,000,000 aggregate principal amount of its outstanding 4.75% Senior Convertible Notes due 2020 (the “Notes”). The Tender Offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2019 (the “Offer to Purchase”).
This Amendment No. 1 is the final amendment to the Schedule TO and reports the results of the Tender Offer.
Except as set forth in this Amendment No. 1, the terms of the Tender Offer remain the same as set forth in the Offer to Purchase. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO. This Amendment No. 1 should be read together with the Schedule TO, the Offer to Purchase and the Soliciting Dealer Form, which are expressly incorporated by reference in this Amendment No. 1 in response to all applicable items required in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 1. Summary Term Sheet.
The information set forth in the Offer to Purchase and Item 1 of the Schedule TO, to the extent such Item 1 incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by the information set forth under Item 4(a) below, which information is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a)Material Terms. The information set forth in the Offer to Purchase is hereby amended and supplemented by the information set forth below.
The Tender Offer expired at 12:00 midnight, New York City time, on October 23, 2019 (one minute after 11:59 p.m., New York City time, on October 22, 2019). As of the expiration of the Tender Offer, $2,140,000 aggregate principal amount of the Notes, representing approximately 1.21% of the outstanding Notes, were validly tendered and not validly withdrawn pursuant to the Tender Offer. The Company has accepted for purchase all Notes that were validly tendered and not validly withdrawn pursuant to the Tender Offer at the expiration of the Tender Offer at the Purchase Price (plus accrued and unpaid interest on such Notes, if any, from October 15, 2019, up to but not including the Settlement Date). Following settlement of the Tender Offer, approximately $175,429,000 aggregate principal amount of the Notes will remain outstanding.
Item 7. Source and Amount of Funds or Other Consideration.
The information in the Offer to Purchase under the headings “Tender Offer-Conditions to the Tender Offer,” “Certain Considerations-Conditions to the Consummation of the Tender Offer” and “Source of Funds” and Item 7 of the Schedule TO, to the extent such Item 7 incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by the information set forth under Item 4(a) above, which information is incorporated herein by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROSPECT CAPITAL CORPORATION

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: President and Chief Operating Officer
Dated: October 23, 2019

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated September 24, 2019.
(a)(1)(B)*	Soliciting Dealer Form
(a)(5)(A)*	Press Release, dated September 24, 2019, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on September 24, 2019.
(b)*
Sixth Amended and Restated Loan and Servicing Agreement, dated August 1, 2018, among Prospect Capital Funding LLC, Prospect Capital Corporation, the lenders from time to time party thereto, the managing agents from time to time party thereto, U.S. Bank National Association as Calculation Agent, Paying Agent and Documentation Agent, KeyBank National Association as Facility Agent, Key Equipment Finance Inc. and Royal Bank of Canada as Syndication Agents, and KeyBank National Association as Structuring Agent, Sole Lead Arranger and Sole Bookrunner (filed as exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on August 6, 2018 and incorporated herein by reference).

(d)*
Indenture, dated as of April 11, 2014, by and between Prospect Capital Corporation and American Stock Transfer & Trust Company, as Trustee (filed as exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on April 16, 2014 and incorporated herein by reference).

(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.